UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934
For the month of December, 2005
Commission File Number 1-7616

PIONEER CORPORATION
(Translation of registrant’s name into English)

4-1, MEGURO 1-CHOME, MEGURO-KU, TOKYO 153-8654, JAPAN
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES
Notice Regarding Amendments to Semiannual Business Results for Fiscal 2006 (60th Accounting Period)

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PIONEER CORPORATION (Registrant)
Date: December 21, 2005
	By	/s/ Kaneo Ito
Kaneo Ito
President and Representative Director

This report on Form 6-K contains the followings:
1.	The notice that the Company has amended certain amounts in its consolidated and non-consolidated financial statements for the period ended September 30, 2005, related to the 60th semiannual business report.

Notice Regarding Amendments to
Semiannual Business Results for Fiscal 2006 (60th Accounting Period)
The Company has amended certain amounts in its consolidated and non-consolidated financial statements for the period ended September 30, 2005. We therefore include here the amended version of the financial statements relating to the 60th semiannual business report. These amendments are in line with the business restructuring plans resolved at the Company’s board of directors’ meeting on December 8, 2005, as follows.
I.	Planned Business Restructuring

1.	Reforms for the Entire Pioneer Group

(1)	Improve management efficiency through organizational restructuring

We will enhance management efficiency through organizational restructuring, including dismantling the current “internal company” system as of January 1, 2006.

(2)	Reduction of fixed costs

We will reduce fixed costs for the entire group through such steps as consolidating our worldwide production sites and listing our shares solely on the Tokyo Stock Exchange.

(3)	Review the number of our employees

We will streamline staffing, such as readjusting employment levels by about 600 personnel at the Pioneer Group in Japan.

(4)	Reduce the number of directors/executive officers and cut salaries

In line with consolidating and streamlining our organization, we will reduce the number of directors/executive officers. We have already started reducing the compensation of directors/executive officers and the salaries of managers.

2.	Restructuring of Display Businesses

(1)	Plasma display business

We intend to minimize dependence on our OEM (original equipment manufacturing) operations, being the main cause of this fiscal year’s poor performance, and will focus on selling Pioneer brand products. By optimizing the balance of our output and cost reduction, we will endeavor to lower our deficit from this business.

(2)	Organic light-emitting diode (OLED) business

Mass-producing active-matrix OLED displays will be discontinued. However, as for the passive-matrix OLED display business, we will boost adoption of this display for use with our products and focus on attracting new customers.

3.	Future Business Plans — Enhancing Profitability by Reorganizing Business Strategies

In addition to the business restructuring plans explained above, in our mobile entertainment business, we will strengthen the after-market car audio business and expand the after-market car navigation system and OEM businesses. In the home entertainment business, we will concentrate on introducing home theater systems focusing on high-resolution plasma displays, strengthening sales of DVD recorder drive units and reactivating the home audio business. By implementing these plans, we intend to insure stable profits.

II.	Revision of Business Forecasts for fiscal 2006 and Amendments to Semiannual Business Results for Fiscal 2006
As for the consolidated business forecasts for fiscal 2006, ending March 31, 2006, loss before income taxes and net loss have been revised downward, mainly as a result of (i) impairment losses of ¥32 billion recognized for the property, plant and equipment for plasma display production in connection with our decision to reduce such production capacity, (ii) costs of ¥11 billion related to employment adjustments, (iii) losses of ¥23 billion related to the decision to stop mass-producing active-matrix OLED displays, and (iv) valuation allowances of ¥18 billion made for deferred tax assets of the parent company. These revisions have been made in connection with the business restructuring plans explained above.
     Revised consolidated business forecasts for fiscal 2006 project ¥770,000 million in operating revenue, a ¥73,000 million loss before income taxes, and an ¥87,000 million net loss.
The Company, after consulting its Accounting Auditors, has also amended certain amounts in its semiannual business results for the period ended September 30, 2005, in connection with the business restructuring plans explained above. Please refer to pages 3 to 8 for the amended financial statements.
     Therefore, the amended consolidated semiannual business results show loss before income taxes of ¥43,869 million and net loss of ¥58,044 million, compared to ¥11,954 million and ¥12,261 million, respectively, previously reported.
As we have already announced, Mr. Tamihiko Sudo, currently Executive Vice President and Representative Director, will assume the office of President and Representative Director, effective January 1, 2006.
     Under the new President, we will expedite business restructuring and seek to improve our business performance as soon as possible. We sincerely hope that you, our shareholders, will continue in your understanding and support of Pioneer.
Very truly yours,
Kaneo Ito
President and Representative Director
Pioneer Corporation
December 21, 2005

Business forecasts for fiscal 2006 are based on management’s assumptions and beliefs in light of the information currently available to it, and we caution that a number of important risks and uncertainties could cause actual results to differ materially from those described above.

CONSOLIDATED FINANCIAL STATEMENTS
Pioneer Corporation and Subsidiaries
The Company has amended certain amounts in its consolidated financial statements for the six-month period, ended September 30, 2005, as follows. The amendments were mainly due to impairment losses recognized for the property, plant and equipment for plasma display production, losses related to the decision to withdraw from active-matrix OLED business, and additional valuation allowances made for deferred tax assets.
(1) Consolidated Balance Sheets
(In millions of yen)

	September 30
	2005		2004
Assets
Current assets:
Cash and cash equivalents	¥107,198		¥123,936
Trade receivables, less allowance	126,981		119,863
Inventories	126,594		135,504
Others	73,878	*	74,711

Total current assets	434,651	*	454,014

Investments and long-term receivables	25,268		29,553
Property, plant and equipment, less depreciation	171,893	*	208,964
Intangible assets	22,723	*	25,590
Other assets	44,518	*	39,015

Total assets	¥699,053	*	¥757,136

Liabilities and Shareholders’ Equity
Current liabilities:
Short-term borrowings and current portion of long-term debt	¥55,560		¥40,615
Trade payables	104,831		103,031
Others	122,463	*	104,554

Total current liabilities	282,854	*	248,200

Long-term debt	79,512		87,397
Other long-term liabilities	41,225	*	58,909
Minority interests	14,202	*	18,281
Shareholders’ equity:
Common stock	49,049		49,049
Capital surplus	82,834		82,612
Retained earnings	201,204	*	276,334
Accumulated other comprehensive loss	(39,390)		(53,185)
Treasury stock	(12,437)		(10,461)

Total shareholders’ equity	281,260	*	344,349

Total liabilities and shareholders’ equity	¥699,053	*	¥757,136

* Amended figures

(2) Consolidated Statements of Operations
(In millions of yen except per share information)

	Six months ended
	September 30
	2005		2004
Revenues:
Operating revenue:
Net sales	¥344,613		¥338,308
Royalty revenue	5,285		6,739

Total operating revenue	349,898		345,047
Interest income	1,252		790
Other income	6,065		293

Total revenues	357,215		346,130

Cost and expenses:
Cost of sales	278,393		250,878
Selling, general and administrative expenses	87,893		80,771
Interest expense	720		689
Loss on sale and disposal of fixed assets	443		125
Other deductions	33,635	*	1,229

Total cost and expenses	401,084	*	333,692

Income (loss) before income taxes	(43,869	)*	12,438
Income taxes	(6,815	)*	5,544
Minority interest in losses (earnings) of subsidiaries	4,168	*	(560)
Equity in losses of affiliated companies	(25,158	)*	(1,525)

Net income (loss)	¥(58,044	)*	¥4,809

Net income (loss) per share:
Basic	¥(332.77	)*	¥27.41
Diluted	¥(332.77	)*	¥24.45
* Amended figures

(3) Consolidated Statements of Cash Flows
(In millions of yen)

	Six months ended
	September 30
	2005	2004
Operating activities:
Net income (loss)	¥(58,044)*	¥4,809
Depreciation and amortization	24,122	21,287
Decrease in trade receivables	7,160	415
Increase in inventories	(14,635)	(18,814)
Increase in trade payables	8,016	7,168
Increase (decrease) in other accrued liabilities	2,737	(11,185)
Other	31,864 *	(7,711)

Net cash provided by (used in) operating activities	1,220	(4,031)

Investing activities:
Payment for purchase of fixed assets	(19,282)	(26,284)
Payment for purchase of subsidiary	—	(36,615)
Other	7,357	338

Net cash used in investing activities	(11,925)	(62,561)

Financing activities:
Increase (decrease) in short-term borrowings and long-term debt	2,866	(3,034)
Dividends paid	(2,180)	(2,193)
Other	(2,073)	(323)

Net cash used in financing activities	(1,387)	(5,550)

Effect of exchange rate changes on cash and cash equivalents	2,609	3,659

Net decrease in cash and cash equivalents	(9,483)	(68,483)
Cash and cash equivalents, beginning of period	116,681	192,419

Cash and cash equivalents, end of period	¥107,198	¥123,936

* Amended figures

Notes:
1.	The Company’s consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP).
2.	The consolidated financial statements include the accounts of the parent company and 126 subsidiaries and the investments in 5 affiliated companies accounted for on an equity basis.
3.	Computation of net income per share is based on Statements of Financial Accounting Standards No.128 “Earnings per Share.”
4.	Effective from the fiscal 2005 year-end presentation, the Company changed the format of consolidated statements of operations from multiple-step form to single-step form, which shows income before taxes by deducting total expenses from total revenue. Previously reported amounts have been reclassified accordingly.
5.	Effective from the fiscal 2005 year-end presentation, the Company presented “Loss on sale and disposal of fixed assets” separately in the consolidated statements of operations, which was previously included in “Selling, general and administrative expenses.” Previously reported amounts have been restated accordingly.

NON-CONSOLIDATED FINANCIAL STATEMENTS
Pioneer Corporation — Parent Company Only
The Company has amended certain amounts in its non-consolidated financial statements for the six-month period, ended September 30, 2005, as follows. The amendments were mainly due to additional valuation allowances made for deferred tax assets.
(1) Condensed Balance Sheets
(In millions of yen)

	September 30
	2005		2004
Assets
Current assets:
Cash	¥46,162		¥33,829
Notes and accounts receivable—trade	46,605		38,018
Marketable securities	—		18,683
Inventories	29,044		34,733
Other current assets	31,020		64,070

Total current assets	152,832		189,336

Fixed assets:
Tangible	52,674		48,282
Intangible	28,523		21,335
Investments and others	199,361	*	204,768

Total fixed assets	280,559	*	274,386

Total assets	¥433,392	*	¥463,722

Liabilities and Shareholders’ Equity
Current liabilities:
Notes and accounts payable—trade	¥53,827		¥50,129
Accrued expenses	37,471		34,730
Other current liabilities	15,350		26,766

Total current liabilities	106,649		111,627
Long-term liabilities	73,279		76,100

Total liabilities	179,929		187,727

Shareholders’ equity	253,463	*	275,995

Total liabilities and shareholders’ equity	¥433,392	*	¥463,722

* Amended figures

Note:	Accumulated depreciation on tangible fixed assets on September 30, 2005 and 2004 was ¥90,192 million and ¥91,727 million, respectively.

(2) Condensed Statements of Operations
(In millions of yen except per share information)

	Six months ended
	September 30
	2005		2004
Net sales	¥245,819		¥234,039
Cost of sales	213,720		191,874
Selling, general and administrative expenses	41,592		41,981

Operating income (loss)	(9,493)		183
Non-operating income—net	54		2,098

Ordinary income (loss)	(9,439)		2,282
Other income (expenses)—net	357		(0)

Income (loss) before income taxes	(9,081)		2,281
Income taxes	5,679	*	141

Net income (loss)	¥(14,761	)*	¥2,140

Net income (loss) per share	¥(84.63	)*	¥12.19
* Amended figures